Exhibit 15

Grown Rogue Reports Fiscal 2022 Results, Revenue Growth of 89%
and Positive Free Cash Flow

●	Revenue of $17.8M compared to $9.4M in 2021, an increase of 89%

●	Operating Cash Flow (OCF), before changes in working capital (WC), of $3.2M compared to $1.9M in 2021, an increase of 68%

●	Free Cash Flow[1] (FCF) of $0.9M, after a $1.2M increase in WC and $1.1M in capital expenditures

●	The Company anticipates an increase in free cash flow in 2023 as a result of higher operating cash flow and lower capital expenditures compared to 2022

●	Subsequent to year-end, closed a $2.0M convertible debenture financing

Medford, Oregon, March 1, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, is pleased to report its audited 2022 results for the twelve months ended October 31, 2022. All financial information is provided in U.S. dollars unless otherwise indicated.

Fiscal 2022 Financial Summary ($USD Millions)

Fiscal 2022 Summary	2022	2021	+/- %
Revenue	17.8	9.4	+89%
aEBITDA	5.1	2.3	+126%
aEBITDA %	28.7%	24.0%	+4.7%
OCF (Before Changes in WC)	3.2	1.9	+68%
OCF %	17.9%	20.1%	(2.2%)

Management Commentary

“I’m thrilled to report our fiscal 2022 results, which continue to show our ability to carefully and profitably scale our business, including being free cash flow positive and increasing revenue and aEBITDA by 89% and 126% respectively year-over-year,” said Obie Strickler, CEO of Grown Rogue. “Our relentless focus on delivering a high-quality craft product at the best price has led to customers responding by giving us more share in the markets we serve. I look forward to continuing this trend into our fiscal 2023, especially as Michigan’s capital improvements are now complete and we continue to optimize yields and institute a rigid focus on genetics.”

Continued Mr. Strickler: “Regarding our go-forward strategy and our capital allocation priorities, I want to note that many previously insulated markets are beginning to experience price normalization which we have long been familiar with in our home state of Oregon and now Michigan. But, even in markets where prices have fallen from their highs, they are still significantly above prevailing Oregon and Michigan pricing. This normalization has created distress among companies which cannot operate at prices we are comfortable with, and this distress has, in turn, lowered asset prices creating new and exciting opportunities for us. Our capital allocation is guided by our disciplined search for the most compelling ways of entering new markets where the ‘Grown Rogue Way’ will be successful. Our focus in 2023 on new market entry has been significantly bolstered by the $2M investment we recently closed, strengthening our balance sheet on great terms for the Company.”

Oregon Market Highlights ($USD Millions)

Oregon	2022	2021	+/- %
Revenue	8.9	5.2	+72%
aEBITDA	2.6	1.7	+271%
aEBITDA Margin %	29.0%	32.7%	(3.8%)

●	#1 Flower brand and #3 brand overall in 2022, according to LeafLink’s MarketScape data

●	#1 Flower brand for six consecutive quarters

●	Total harvested wet weights for the state of Oregon decreased 5% YoY for indoor, 18% YoY for mixed, and 17% YoY for outdoor, according to the Oregon Liquor and Cannabis Commission (OLCC)

●	Grown Rogue wet weight harvested for indoor and outdoor increased 45% and 88%, respectively, compared to 2021

●	Subsequent to year-end, Grown Rogue increased Oregon sungrown capacity with a lease option of 35 acres in Medford

Michigan Market Highlights ($USD Millions)

Michigan	2022	2021	+/- %
Revenue	8.9	3.9	+129%
aEBITDA	3.9	2.2	+77%
aEBITDA Margin %	43.8%	56.4%	(12.6%)

●	#10 wholesale flower brand in 2022, according to LeafLink’s MarketScape data

●	Added an additional $1.1M in fixed assets, including production from five additional flower rooms

●	More than doubled production in 2022 compared to 2021 and expect an additional 50% growth in 2023 reflecting the annualization of rooms built in 2022

●	Launched one gram pre-rolls (including nitrogen sealed varieties) in Q2 2022

●	Subsequent to year-end, Grown Rogue exercised its option to acquire its controlling interest in Golden Harvests, LLC

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	October 31, 2022	October 31, 2021
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,582,384	1,114,033
Accounts receivable (Note 20)	1,643,959	739,248
Biological assets (Note 4)	1,199,519	1,188,552
Inventory (Note 5)	3,131,877	3,306,312
Prepaid expenses and other assets	352,274	357,541
Total current assets	7,910,013	6,705,686
Marketable securities (Note 6)	-	610,092
Other investments and purchase deposits (Note 8)	-	750,000
Property and equipment (Note 11)	7,734,901	5,742,584
Intangible assets and goodwill (Note 12)	725,668	399,338
TOTAL ASSETS	16,370,582	14,207,700

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,821,875	1,766,707
Current portion of lease liabilities (Note 10)	1,025,373	624,935
Current portion of long-term debt (Note 13)	1,769,600	843,900
Business acquisition consideration payable (Note 7)	360,000	358,537
Interest payable (Note 13)	-	13,750
Unearned revenue	28,024	-
Income tax	311,032	254,631
Total current liabilities	5,315,904	3,862,460
Accrued liabilities (Note 9)	-	123,413
Lease liabilities (Note 10)	1,275,756	1,735,503
Long-term debt (Note 13)	839,222	1,365,761
TOTAL LIABILITIES	7,430,882	7,087,137

EQUITY
Share capital (Note 14)	21,858,827	20,499,031
Shares issuable (Note 7)	35,806	74,338
Contributed surplus (Notes 15, 16)	6,505,092	6,407,935
Accumulated other comprehensive loss	(109,613)	(90,378)
Accumulated deficit	(21,356,891)	(21,804,349)
Equity attributable to shareholders	6,933,221	5,086,577
Non-controlling interests (Note 25)	2,006,479	2,033,986
TOTAL EQUITY	8,939,700	7,120,563
TOTAL LIABILITIES AND EQUITY	16,370,582	14,207,700

CONSOLIDATED STATEMENTS OF INCOME & LOSS	Years ended October 31,
AND COMPREHENSIVE INCOME & LOSS	2022	2021
	$	$
Revenue
Product sales	17,757,283	9,034,618
Service revenue	-	344,055
Total revenue	17,757,283	9,378,673

Cost of goods sold
Cost of finished cannabis inventory sold	(9,227,439)	(3,997,617)
Costs of service revenue	-	(154,353)
Gross profit, excluding fair value items	8,529,844	5,226,703
Realized fair value amounts in inventory sold	(3,685,338)	(950,461)
Unrealized fair value gain on growth of biological assets	3,278,572	1,824,226
Gross profit	8,123,078	6,100,468
Expenses
Accretion expense	491,781	949,811
Amortization of intangible assets	-	4,997
Amortization of property and equipment	750,916	180,015
General and administrative	5,852,236	3,983,250
Share-based compensation	70,996	280,819
Total expenses	7,165,929	5,398,892
Income from operations	957,149	701,576
Other income and (expense)
Interest expense	(402,239)	(197,632)
Other expense	(3,432)	(17,072)
Gain on debt settlement	453,858	141,180
Loss on settlement of non-controlling interest	-	(189,816)
Unrealized loss on marketable securities	(333,777)	(35,902)
Unrealized loss on derivative liability	-	(1,258,996)
Loss on disposal of property and equipment	(6,250)	(7,542)
Gain (loss) from operations before income tax	665,309	(864,204)
Income tax	(245,358)	(150,543)
Net income (loss)	419,951	(1,014,747)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation loss	(19,235)	(78,181)
Total comprehensive income (loss)	400,716	(1,092,928)
Gain (loss) per share attributable to owners of the parent – basic & diluted	0.00	(0.02)
Weighted average shares outstanding - basic	169,193,812	135,231,802

Net income (loss) for the period attributable to:
Non-controlling interest	(27,507)	1,395,558
Shareholders	447,458	(2,410,305)
Net income (loss)	419,951	(1,014,747)

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	(27,507)	1,395,558
Shareholders	428,223	(2,488,486)
Total comprehensive income (loss)	400,716	(1,092,928)

	Year ended October 31,
CONSOLIDATED STATEMENTS OF CASH FLOWS	2022	2021
	$	$
Operating activities
Net income (loss)	419,951	(1,014,747)
Adjustments for non-cash items in net income (loss)
Amortization of property and equipment	750,916	180,015
Amortization of property and equipment include in costs of inventory sold	1,102,688	733,655
Amortization of intangible assets	-	4,997
Unrealized gain on changes in fair value of biological assets	(3,278,572)	(1,824,226)
Changes in fair value of inventory sold	3,685,338	950,461
Share-based compensation	21,264	170,136
Stock option expense	96,649	243,662
Accretion expense	491,781	949,811
Loss on disposal of property & equipment	6,250	7,542
Unrealized loss on marketable securities	333,777	35,902
Gain on debt settlement	(455,674)	-
Loss on fair value of derivative liability	-	1,258,996
Loss on acquisition of non-controlling interest paid in shares	-	189,816
Effects of foreign exchange	918	7,233
	3,175,286	1,893,253
Changes in non-cash working capital (Note 17)	(1,171,111)	(2,131,714)
Net cash provided by (used in) operating activities	2,004,175	(238,461)

Investing activities
Purchase of property and equipment and intangibles	(1,111,283)	(2,047,136)
Net cash acquired	-	76,128
Payments of acquisition payable	(2,000)	(6,000)
Other investments	-	(750,000)
Net cash used in investing activities	(1,113,283)	(2,727,008)

Financing activities
Third party investment in subsidiary	-	475,000
Proceeds from long-term debt	100,000	1,125,000
Proceeds from private placement	1,300,000	1,225,000
Proceeds from brokered private placement	-	3,738,564
Payment of equity and debenture issuance costs	-	(500,870)
Repayment of long-term debt	(732,803)	(507,715)
Repayment of convertible debentures	-	(1,312,722)
Payments of lease principal	(1,089,738)	(380,543)
Net cash provided by (used in) financing activities	(422,541)	3,861,714

Change in cash and cash equivalents	468,351	896,245
Cash and cash equivalents balance, beginning	1,114,033	217,788
Cash and cash equivalents balance, ending	1,582,384	1,114,033

SEGMENTED aEBITDA YEAR ENDED OCTOBER 31, 2022	Oregon	Michigan	Corporate	Consolidated
Sales revenues	8,852,104	8,905,179	-	17,757,283
Costs of goods sold, excluding fair value (“FV”) adjustments	(5,762,802)	(3,464,637)	-	(9,227,439)
Gross profit before fair value adjustments	3,089,302	5,440,542	-	8,529,844
Net fair value adjustments	(50,143)	(356,623)	-	(406,766)
Gross profit	3,039,159	5,083,919	-	8,123,078

Operating expenses:
General and administration	1,982,911	2,217,413	1,651,912	5,852,236
Depreciation and amortization	84,919	562,443	103,554	750,916
Share based compensation	-	-	70,996	70,996

Other income and expense:
Loss on sale of assets	(6,250)	-	-	(6,250)
Interest and accretion	(293,103)	(242,601)	(358,316)	(894,020)
Gain (loss) on debt settlement	6,020	(1,847)	449,685	453,858
Unrealized gain on marketable securities	-	-	(333,777)	(333,777)
Other income and expense	5,400	-	(8,832)	(3,432)
Net income (loss) before tax	683,396	2,059,615	(2,077,702)	665,309
Tax	27,787	217,571	-	245,358
Net income after tax	655,609	1,842,044	(2,077,702)	419,951

Add back (deduct) from net income after tax:
Realized FV amounts included in inventory sold	1,388,657	2,296,681	-	3,685,338
Unrealized FV gain on growth of biological assets	(1,338,514)	(1,940,058)	-	(3,278,572)
Amortization of property & equipment included in cost of sales	756,795	345,893	-	1,102,688
Interest and interest accretion expense	293,103	242,601	358,316	894,020
Amortization of property and equipment	84,919	562,443	103,554	750,916
Share-based compensation	-	-	117,913	117,913
Unrealized loss on marketable securities	-	-	333,777	333,777
Income tax expense	27,787	217,571	-	245,358
EBITDA	1,868,356	3,567,175	(1,164,142)	4,271,389

Add back (deduct) from EBITDA:
Performance incentive bonus payment	-	179,685	-	179,685
Severance and inactive employee compensation	-	-	61,077	61,077
Business development incentive bonus	-	153,825	-	153,825
Gain on debt settlement for marketable securities	-	-	(449,684)	(449,684)
Compliance costs	-	-	98,139	98,139
Costs associated with acquisition of Golden Harvests	-	-	80,000	80,000
New production location startup costs	697,120	-	-	697,120
aEBITDA	2,565,476	3,900,685	(1,374,610)	5,091,551
aEBITDA margin %	29.0%	43.8%	-	28.7%

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures.
2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2021 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2021. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

Obie@grownrogue.com

Investor Relations Desk

Inquiries

invest@grownrogue.com

(458) 226-2100